Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003

Basic
Net income	$915	$1,152	$1,884	$1,994

Shares:
Average common shares outstanding	8,908	8,838	8,882	8,837

Basic earnings per common share	$0.10	$0.13	$0.21	$0.23

Assuming full dilution
Net income	$915	$1,152	$1,884	$1,994

Shares:
Average common shares outstanding	8,908	8,838	8,882	8,837
Potentially dilutive common shares outstanding	407	36	360	35
Diluted average common shares outstanding	9,315	8,874	9,242	8,872

Diluted earnings per common share	$0.10	$0.13	$0.20	$0.22

Supplemental information:
The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan.